April 25, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 21, 2024 CIK No. 0002003061

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 28, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 21, 2024

Cover Page

1.	We note your response to prior comment 1, particularly your statement that “restriction and limitations by the PRC government to transfer cash does not apply to Hong Kong entities.” Revise to provide this disclosure on the cover page, and further acknowledge that such restrictions and limitations by the PRC government could become applicable to Hong Kong and Hong Kong entities in the future, which may result in cash in the business in Hong Kong or a Hong Kong entity being unavailable to fund operations or for other use outside of Hong Kong. Make conforming revisions where this disclosure appears on pages 5 and 39.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page, pages 6 and 39 to reflect the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com